Exhibit 99.1
Glass House Brands Reports Second Quarter 2026 Financial Results
-Second quarter results include record biomass production of 246,000 pounds and cost of production of $122 per pound, significant quarter-over-quarter improvements
-Company completed deconsolidation of its dual-use California business and celebrates uplisting to NYSE
-Reaffirms full year 2026 wholesale cannabis biomass production forecast of approximately 1 million pounds
-Conference Call to be held today August 13, 2026, at 5:00 p.m. ET
LONG BEACH, CA and TORONTO, August 13, 2026 - Glass House Brands Inc. (“Glass House” or the “Company”) (CBOE CA: GLAS.A.U) (NYSE: GLAS), one of the fastest-growing cannabis companies in the U.S., today reported financial results for the second quarter ended June 30, 2026.
As a result of the Company’s previously announced deconsolidation of Glass House Retail, LLC (“GHR”) effective June 12, 2026, the historical operating results of GHR through June 11, 2026, together with the loss recognized upon deconsolidation of GHR on June 12, 2026, are presented as discontinued operations for all periods presented. Prior-period results of operations have been retrospectively recast to conform to the current-period presentation. Beginning June 12, 2026, the Company’s share of GHR’s post-deconsolidation income or loss is recognized under the equity method and included in continuing operations. Unless otherwise noted, the results of operations discussed in this earnings release, including the non-GAAP financial measures presented herein, reflect the Company’s continuing operations and exclude amounts classified as discontinued operations.
Second Quarter 2026 Highlights
(Unaudited results, unless otherwise stated, all results and dollar references are in U.S. dollars)
•Revenue was $47.0 million, compared to $47.6 million in Q2 last year and $28.6 million in the first quarter 2026.
•Gross Profit Margin of 34%, compared to 55% in second quarter 2025 and 14% in first quarter 2026.
•Adjusted EBITDA1 was positive $5.7 million, compared to positive $18.1 million in second quarter 2025 and negative $(4.2) million in first quarter 2026.
•Operating Cash Flow of positive $0.2 million, compared to $17.7 million in second quarter 2025 and negative $(11.8) million in first quarter 2026.
•Equivalent Dry Pound Production2 was 245,746 pounds, compared to 230,748 in second quarter 2025 and 151,531 in first quarter 2026.
•Cost per Equivalent Dry Pound of Production3 of $122 per pound, compared to $91 per pound in second quarter 2025 and $175 per pound in first quarter 2026.
•Cash, Restricted Cash and Cash Equivalents balance was $22.1 million at June 30, 2026, compared to $20.7 million at the end of first quarter 2026.

Management Commentary
“In light of April’s rescheduling of medical cannabis, we made significant changes to the business, our licenses and operating structure including registering our cultivation and processing licenses with the DEA, and converting each of our cultivation and processing licenses to medical,” said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House. “We are confident that medical cannabis rescheduling is sufficient to support interstate commerce between companies with appropriately registered DEA licenses and export to international medical cannabis markets.”
“We completed a deconsolidation transaction whereby we fully separated our retail operations. Now, our remaining business is fully medically licensed and Schedule III compliant.”
“Our second quarter results reflect our retail deconsolidation and meaningful progress in returning to more fully efficient operations at our farms. We produced 246,000 pounds of biomass in the quarter, a record level and ahead of both our guidance and our production last year. Our cost of production for the quarter was $122 per pound. The cost of production reflects significant improvement from the $175 per pound we reported last quarter.”
“As we look forward, we expect to see a further scaling of production for the second half of 2026 as we start to see a full contribution from Greenhouse Two at the end of this quarter. We remain on track to produce 1 million pounds of biomass this year and to end 2026 with a production run rate of over 1.1 million pounds.”
“Longer term, our outlook remains unchanged. Our $95 cost of production target remains achievable as with our operating model, we will never have to pay the high energy bills of indoor peers, nor do we rely on third-party water supply. It is these benefits that have sustained us despite challenging California cannabis market conditions and makes us an ideal supply partner for operators in other markets which rely heavily on indoor growth. We also look forward to entering new markets and product categories, which will further expand our growth trajectory.”
Second Quarter 2026 Operational Highlights and Subsequent Events
•Glass House Brands Announces California Retail Joint Venture with Vireo Growth
•Glass House Brands Announces Application for DEA Registration of Certain Medical Operations
•Glass House Brands Announces the Filing of Prospectus Supplement for Previously Announced At-The-Market Distribution Program
•Glass House Brands Completes Previously Announced Warrant Redemption
•Glass House Brands Announces the Filing of Shelf Prospectus and At-The-Market Distribution Program
•Glass House Brands Announces its Deconsolidation of its Dual-Use Business and its Application for Uplisting of Shares to NYSE
•Glass House Brands Announces Voting Results Following Annual Meeting
•Glass House Brands Provides Notice of Warrant Acceleration
•Glass House Brands Announces Uplist to NYSE
•Glass House Brands Completes First International Hemp Sale
•Glass House Brands Announces the Filing of an Updated At-The-Market Distribution Program
•Glass House Brands Retains Former DEA Compliance Executive to Advise on Interstate Commerce and Export Opportunities

Q2 2026 Financial Results Discussion
Revenues for second quarter 2026 were $47.0 million, compared to $28.6 million in first quarter 2026 and $47.6 million in second quarter 2025, excluding retail revenue. Retail revenue through the date of deconsolidation was $9.9 million for the second quarter of 2026.
The wholesale biomass segment revenue was $41.7 million, accounting for 89% of total revenue. Biomass production reached 245,746 pounds during Q2 2026, compared to 151,531 in the first quarter 2026 and 230,748 in the prior year period.
Wholesale CPG segment revenues were $5.3 million, representing a 14% sequential increase and (4)% year-over-year decrease.
Consolidated gross profit for the second quarter was $15.8 million, compared to $26.1 million for Q2 last year and $4.1 million in first quarter 2026. Gross margin was 34%, compared to 55% in the prior year period and 14% in the first quarter of 2026. The underperformance was attributable to the higher proportion of trim within the production mix and higher cost of production. Retail gross margin through the date of deconsolidation was approximately 50% for the quarter.
Average selling price was $211 per pound, compared to $206 in the second quarter of 2025 as California pricing conditions continue to show signs of improvement.
General and administrative expenses were $13.4 million for the second quarter of 2026, compared to $10.2 million last year and $12.2 million in the first quarter.
Sales and marketing expenses were $0.4 million, compared to $0.3 million during the same period last year and $0.1 million in the prior quarter.
Professional fees were $1.6 million in Q2, compared to $2.9 million in Q1 2026 and $2.0 million in Q2 2025.
Depreciation and amortization in Q2 2026 were $3.4 million, compared to $3.5 million in Q1 2026 and $3.4 million in Q2 2025.
Adjusted EBITDA was positive $5.7 million in Q2 2026, compared to positive $18.1 million in the second quarter 2025 and negative $(4.2) million in Q1 2026. Adjusted EBITDA results reflect the factors that impacted gross margin performance as well as a modest increase in cash operating expenses.
Operating cash flow was positive $0.2 million, compared to positive $17.7 million in the year-ago period and negative $(11.8) million in Q1 2026.
As of June 30, 2026, the Company had $22.1 million of cash and restricted cash, compared to $20.7 million at the start of the second quarter. The Company spent $2.1 million in capex in the second quarter, which was mostly for Phase III expansion at Camarillo. The Company also paid $2.9 million in preferred stock dividend payments.
Warrant Redemption and Acceleration
The Company delivered a notice of redemption, dated April 28, 2026, with respect to the warrants (the “Warrants”) outstanding under the warrant agency agreement, dated May 13, 2019, between the Company and Odyssey Trust Company, as amended (the “Warrant Agency Agreement”). The Warrants were redeemed on May 28, 2026 (the “Redemption Date”) in accordance with Section 3.4 (1) of the Warrant Agency Agreement at a redemption price of .011826 Shares per Warrant (the

“Redemption Shares”). If the Company had not taken any action, the outstanding Warrants would have expired on June 29, 2026.
In June, the Company provided notice that it has elected to exercise its rights under the terms of a warrant indenture dated August 31, 2022 (the “2022 Warrant Indenture”) governing certain share purchase warrants of the Company (the “Series B and C Warrants”) and a warrant indenture dated August 23, 2023 (the “2023 Warrant Indenture”), governing certain share purchase warrants of the Company (the “Series D Warrants”) to accelerate the expiry date of such warrants.
For further information, please refer to the Company’s news releases dated April 28, 2026, May 29, 2026 and June 23, 2026.
Financial results and analyses will be available on the Company’s website on the ‘Investors’ and ‘News & Events’ drop-down menus (www.glasshousebrands.com) and SEDAR+ (www.sedarplus.ca).
Unaudited results, unless otherwise stated, all results are in U.S. dollars.

Net Income / Loss
(in thousands)	Q2 2025	Q1 2026	Q2 2026
Revenues, Net	$47,605	$28,610	$47,017
Cost of Goods Sold	21,535	24,559	31,249
Gross Profit	26,070	4,051	15,768
% of Net Revenue	55%	14%	34%

Operating Expenses:
General and Administrative	10,150	12,165	13,388
Sales and Marketing	321	96	357
Professional Fees	1,965	2,865	1,581
Depreciation and Amortization	3,353	3,480	3,438
Total Operating Expenses	15,789	18,606	18,764
Income (Loss) from Operations	10,281	(14,555)	(2,996)
Interest Expense	1,882	1,270	628
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	95	—	—
Other Income, Net	(3,657)	(1,621)	(2,115)
Total Other Income, Net	(1,680)	(351)	(1,487)
Income Taxes	4,159	2,980	3,062
Net Income (Loss) from Continuing Operations	7,802	(17,184)	(4,571)
Net Income (Loss) from Discontinued Operations	942	178	(2,112)
Net Income (Loss)	$8,744	$(17,006)	$(6,683)

Adjusted EBITDA
(in thousands)	Q2 2025	Q1 2026	Q2 2026
Net Income (Loss) (GAAP)	$8,744	$(17,006)	$(6,683)
Depreciation and Amortization	3,905	4,022	3,797
Interest, Net	1,919	1,295	643
Income Tax Expense	4,969	3,058	3,119
EBITDA (Non-GAAP)	19,537	(8,631)	876
Adjustments:
Share-Based Compensation	2,944	4,523	4,214
Stock Appreciation Rights Expense	37	(5)	—
Equity in (Income) Loss on Equity Method Investees	(44)	—	(665)
Loss on Deconsolidation of GHR	—	—	2,490
Change in Fair Value of Derivative Asset and Liability	328	(409)	(595)
Impairment Expense for Intangible Assets	—	—	170
Change in Fair Value of Contingent Liabilities and Shares Payable	95	—	—
Employee Retention Tax Credits	(4,750)	—	(666)
Non-Recurring Legal and Professional Fees	—	349	(135)
Adjusted EBITDA(Non-GAAP)	$18,147	$(4,173)	$5,689

The selected cash flow information includes the cash flows of the retail business through June 11, 2026 and have not been separately presented between continuing and discontinued operations.

Select Cash Flow Information
(in thousands)	Q2 2025	Q1 2026	Q2 2026
Net Income (Loss)	$8,744	$(17,006)	$(6,683)
Depreciation and Amortization	3,905	4,022	3,795
Share-Based Compensation	2,944	4,523	4,214
Impairment Expense for Intangibles	—	—	170
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	95	—	—
Other	881	(1,911)	853
Cash From Net Income (Loss)	16,569	(10,372)	2,349
Accounts Receivable	(3,248)	(2,096)	(3,700)
Income Taxes Receivable	996	25	2
Prepaid Expenses and Other Current Assets	(243)	1,455	(3,672)
Inventory	(3,987)	(5,310)	(4,165)
Other Assets	(96)	(14)	(26)
Accounts Payable and Accrued Liabilities	4,290	1,855	6,544
Income Taxes Payable	1,290	—	1
Other	2,166	2,702	2,846
Working Capital Impact	1,168	(1,383)	(2,170)
Operating Activities Cash Flow	17,737	(11,755)	179

Purchases of Property and Equipment	(9,458)	(3,546)	(2,113)
Other	190	800	(6,027)
Investing Activities Cash Flow	(9,268)	(2,746)	(8,140)

Proceeds from the Issuance of At-the-Money Shares	—	22,302	4,925
Proceeds from the Issuance of Notes Payable, net	—	(250)	—
Payments on Notes Payable, Third Parties and Related Parties	(1)	(10)	(8)
Distributions to Preferred Shareholders	(1,937)	(2,888)	(2,888)
Other	55	(76)	59
Financing Activities Cash Flow	(1,883)	19,078	2,088

Net Increase (Decrease) in Cash, Restricted Cash and Cash Equivalents	6,586	4,577	(5,873)
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	37,615	23,350	27,927
Cash, Restricted Cash and Cash Equivalents, End of Period	$44,201	$27,927	$22,054

Select Balance Sheet Information
(in thousands)	Q2 2025	Q1 2026	Q2 2026
Cash and Restricted Cash	$33,939	$17,160	$18,554
Accounts Receivable, Net	9,833	6,430	10,068
Income Taxes Receivable	930	763	761
Prepaid Expenses and Other Current Assets	14,837	10,459	7,811
Inventory	17,172	29,672	34,022
Assets Associated with Discontinued Operations	9,789	9,868	—
Total Current Assets	86,500	74,352	71,216
Operating and Finance Lease Right-of-Use Assets, Net	2,230	2,054	1,568
Equity Method Investments	172	—	14,490
Property, Plant and Equipment, Net	209,126	216,299	221,091
Intangible Assets, Net	672	950	919
Restricted Cash, Net of Current Portion	3,500	3,500	3,500
Other Assets	2,248	316	596
Non-Current Assets Associated with Discontinued Operations	30,113	27,882	—
TOTAL ASSETS	$334,561	$325,353	$313,380

Accounts Payable and Accrued Liabilities	$32,130	$30,680	$38,051
Income Taxes Payable	2,440	—	—
Current Portion of Operating and Finance Lease Liabilities	871	682	583
Current Portion of Notes Payable	—	38	14,733
Liabilities Associated with Discontinued Operations	7,927	8,807	—
Total Current Liabilities	43,368	40,207	53,367
Operating and Finance Lease Liabilities, Net of Current Portion	1,054	1,115	945
Other Non-Current Liabilities	27,937	33,625	38,528
Notes Payable, Net of Current Portion	65,613	67,818	55,408
Non-Current Liabilities Associated with Discontinued Operations	4,273	5,140	—
TOTAL LIABILITIES	142,245	147,905	148,248
Preferred Equity Series B, C, D and E	91,790	92,500	92,500
Additional Paid-In Capital, Accumulated Deficit and Non-Controlling Interest	100,526	84,948	72,632
TOTAL MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY	192,316	177,448	165,132
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$334,561	$325,353	$313,380

Notes Payable and Preferred Equity
(in thousands)	Q4 2025	Q1 2026	Q2 2026	Comments
Notes Payable
Secured Credit Facility	$50,000	$50,000	$50,000	Maturity is 2/28/30
2025 Lompoc Term Loan	2,990	2,980	2,971	Maturity is 8/4/35
Greenhouse 2 Equipment Supplier Financing	—	1,120	3,959

Series A	11,895	10,950	10,734	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	4,111	3,785	3,623	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Plus Convertible Debt	16,006	14,735	14,357

Other	(330)	(978)	(1,146)	Mostly original issue discount
Notes Payable Total	$68,666	$67,857	$70,141

Preferred Equity
Series D	$15,000	$15,000	$15,000	Currently at 15% dividend with 15% cash payment until 8/24/28 when it increases to 20% dividend with 20% cash payment
Series E	77,500	77,500	77,500	12% dividend with 12% cash payment
Preferred Equity Total	$92,500	$92,500	$92,500

Cash Payments
Debt Amortization	$239	$10	$9
Cash Interest	1,226	1,134	1,137	8.58% interest rate on the Senior Secured Credit Facility, entered into on 2/28/25 and 8.5% interest rate on the 2025 Lompoc Term Loan, entered into on 8/4/25
Debt Service	1,465	1,144	1,146

Series D	563	563	563	15% annual rate until 8/24/28 when it increases to 20%
Series E	2,358	2,325	2,321	12% annual rate
Preferred Equity Dividends	2,921	2,888	2,884

Total Debt Service and Dividends	$4,386	$4,032	$4,030

Equity Table
(in thousands, except share price)	Q2 2026	Q1 2026	Change	Comments
Total Equity and Exchangeable Shares	89,045	84,663	4,382	Shares issued in connection with At-the-Market program, interest and conversion of convertible debentures and exercise of RSUs, ISOs, and warrants
Warrants
Series D	1,719	2,770	(1,051)	Notice of acceleration delivered during Q2 2026; All outstanding warrants were fully exercised during July 2026; Exercise price of $6.00
Series C	880	1,000	(120)	Notice of acceleration delivered during Q2 2026; All outstanding warrants were fully exercised during July 2026; Exercise price of $5.00
Series B	4,847	8,407	(3,560)	Notice of acceleration delivered during Q2 2026; All outstanding warrants were fully exercised during July 2026; Exercise price of $5.00
SPAC	—	30,665	(30,665)	Redeemed and exercised during Q2 2026
Total Warrants	7,446	42,842	(35,396)

Stock Options	—	22	(22)
RSUs	3,708	4,756	(1,048)	Up to 3-year vesting through 2028
Total	3,708	4,778	(1,070)

Share Price at Quarter End	$12.37	$8.15	$4.22

Convertible Debentures
Series A	$10,734	$10,950	$(216)	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	3,623	3,785	(162)	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Total Convertible Debentures	$14,357	$14,735	$(378)
Number of Shares if Converted Assuming Share Price at Quarter End	1,305	1,981	(676)

Revenue
(in thousands)	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026	Q2 2026	FY 2024	FY 2025
Wholesale CPG (B2B)	$4,987	$4,747	$5,483	$4,958	$4,320	$4,637	$5,281	$17,996	$19,508
Wholesale Biomass (B2B)	36,256	28,283	42,122	21,231	22,597	23,973	41,736	139,086	114,233
Total	$41,243	$33,030	$47,605	$26,189	$26,917	$28,610	$47,017	$157,082	$133,741

Sequential % Change
Wholesale CPG (B2B)	4%	(5)%	16%	(10)%	(13)%	7%	14%
Wholesale Biomass (B2B)	(24)%	(22)%	49%	(50)%	6%	6%	74%
Total	(22)%	(20)%	44%	(45)%	3%	6%	64%

% Change to Prior Year
Wholesale CPG (B2B)	22%	12%	38%	4%	(13)%	(2)%	(4)%	12%	8%
Wholesale Biomass (B2B)	36%	78%	8%	(56)%	(38)%	(15)%	(1)%	32%	(18)%
Total	34%	64%	11%	(50)%	(35)%	(13)%	(1)%	29%	(15)%

Gross Profit
(in thousands)	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026	Q2 2026	FY 2024	FY 2025
Wholesale CPG (B2B)	$1,168	$1,221	$1,949	$1,477	$818	$1,449	$582	$4,517	$5,465
Wholesale Biomass (B2B)	16,187	13,191	24,121	4,115	6,767	2,602	15,186	72,113	48,194
Total	$17,355	$14,412	$26,070	$5,592	$7,585	$4,051	$15,768	$76,630	$53,659

% of Revenue
Wholesale CPG (B2B)	23%	26%	36%	30%	19%	31%	11%	25%	28%
Wholesale Biomass (B2B)	45%	47%	57%	19%	30%	11%	36%	52%	42%
Total	42%	44%	55%	21%	28%	14%	34%	49%	40%

Wholesale Biomass Production and Cost per Pound
	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026	Q2 2026	FY 2024	FY 2025
Equivalent Dry Pounds of Production	165,074	152,568	230,748	123,986	159,131	151,531	245,746	608,478	666,433
% Change to Prior Year	60%	149%	54%	(47)%	(4)%	(1)%	6%	71%	10%

Cost per Equivalent Dry Pounds of Production	$110	$108	$91	$128	$129	$175	$122	$123	$111
% Change to Prior Year	(9)%	(41)%	(39)%	24%	17%	62%	34%	(10)%	(10)%

Ending Operational Canopy Licensed (000 sq. ft)	1,525	1,525	1,525	1,525	1,708	1,708	1,708	1,525	1,708

Wholesale Biomass Sold and Average Selling Price per Pound
	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026	Q2 2026	FY 2024	FY 2025
Equivalent Dry Pounds Sold	164,660	146,555	204,015	137,026	154,972	140,421	197,578	568,133	642,568
% Change to Prior Year	68%	160%	48%	(34)%	(6)%	(4)%	(3)%	68%	13%
Equivalent Dry Pounds Sold Average Selling Price	$220	$193	$206	$155	$146	$171	$211	$245	$177
% Change to Prior Year	(19)%	(32)%	(27)%	(32)%	(34)%	(11)%	2%	(21)%	(28)%
Equivalent Dry Pounds Average Selling Price excludes the impact of cultivation tax.
Conference Call
The Company will host a conference call to discuss the results today, August 13, 2026, at 5:00 p.m. Eastern Time.

Webcast and Replay:	Register Here
Dial-In Number:	1-800-715-9871 or 1-646-307-1963
Conference ID:	8964579#
(replay available for approximately 30 days)
In addition, content related to the earnings call including a transcript and audio recording of the call, as well as the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations for the period (upon completion), will be posted to the Company’s website and can be found here. Content from previous reporting periods is also available.

Non-GAAP Financial Measures
Glass House defines EBITDA as Net Income (Loss) (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA excluding share-based compensation, stock appreciation rights expense, change in equity method investments, change in fair value of derivative instruments, impairment expense for goodwill and intangible assets, change in fair value of contingent liabilities and shares payable, loss on extinguishment of debt, employee retention tax credits, non-recurring casualty loss, non-recurring legal and professional fees and certain debt-related fees.
EBITDA and Adjusted EBITDA are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. Such supplemental non-GAAP financial measures are not standardized financial measures under U.S. GAAP used to prepare the Company's financial statements and might not be comparable to similar financial measures disclosed by other companies and, thus, should only be considered in conjunction with the GAAP financial measures presented herein.
The Company has provided tables above that provide a reconciliation of the Company's Net Income (Loss) (GAAP) to Adjusted EBITDA for the three months ended June 30, 2026 compared to the three months ended June 30, 2025 and three months ended March 31, 2026.
Footnotes and Sources:
1.EBITDA and Adjusted EBITDA are non-GAAP financial measures that are not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Please see “Non-GAAP Financial Measures” herein for further information and for a reconciliation of such non-GAAP measures to the closest GAAP measure.
2.Equivalent Dry Pound Production includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen not converted into dry weight by the Company.
3.Cost per Equivalent Dry Pound of Production, is the application of a subset of Costs of Goods Sold for cannabis biomass production (including all expenses from nursery and cultivation to curing and trimming - the point at which product is ready for sales as wholesale cannabis or to be transferred to CPG) applied to the Company's metric of dry production which includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen that is not converted into dry goods by the Company.
About Glass House Brands
Glass House is one of the fastest-growing cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.
Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”).

Forward-looking statements reflect current expectations or beliefs regarding future events or Glass House’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, statements regarding the completion of the proposed joint venture with Vireo and the anticipated benefits thereof . All forward-looking statements, including those herein, are qualified by this cautionary statement. Although Glass House believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Glass House’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and in Glass House’s Form 40-F available on EDGAR at www.sec.gov. For more information on Glass House, investors are encouraged to review Glass House’s public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. Glass House disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.
For further information, please contact:
Glass House Brands Inc.
Jon DeCourcey, Vice President, Head of Capital Markets
T: (781) 724-6869
E: ir@glasshousebrands.com
Investor Relations Contact:
KCSA Strategic Communications
Phil Carlson
T: 212-896-1233
E: GlassHouseIR@kcsa.com